Exhibit 21.1

Subsidiaries of RedPrairie Holding, Inc.

Direct and Indirect subsidiaries of RedPrairie Holding, Inc.

1.	BlueCube Software, Inc., a Georgia corporation

2.	MARC Global Holdings, Inc., a Delaware corporation

3.	RedPrairie Corporation, a Delaware corporation

4.	RedPrairie Corporation Ltd., a company formed under the laws of England and Wales

5.	RedPrairie Logistix, Inc., a Delaware corporation

6.	Weseley Software Development Corp., a Connecticut corporation